UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

FORM 6-K
____________________

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated September 15, 2023

Commission File Number: 001-40286
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Arrival

(Translation of registrant’s name into English)

60A, rue des Bruyères
L-1274 Howald,
Grand Duchy of Luxembourg
+352 26845062
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On September 15, 2023, Arrival (the “Company”) issued a press release announcing acceleration and termination of Arrival’s secured bridge financing. A copy of the press release is furnished as Exhibit 99.1 to this report on Form 6-K.

Exhibit Index

Exhibit Number	Exhibit Title
99.1	Press Release issued by Arrival on September 15, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARRIVAL

By: /s/ John Wozniak

Name: John Wozniak

Title: Chief Financial Officer

Dated: September 15, 2023

Exhibit 99.1

Arrival’s Secured Bridge Financing Accelerated and Terminated

LUXEMBOURG – September 15, 2023 – Arrival (Nasdaq: ARVL) (“Arrival” or the “Company”), inventor of a unique new method of design and production of electric vehicles (“EVs”), has received a notice of acceleration and termination from the lenders under the term loan facility (the “Facility”) disclosed to the market on August 22, 2023. Arrival has drawn down $5 million under the Facility. The amount of the “exit fee” that is payable by a subsidiary of Arrival upon acceleration and/or termination of the Facility is currently in dispute between the parties. Arrival intends vigorously to defend its position, including (as necessary) through litigation.

About Arrival
Arrival’s mission is to master a radically more efficient New Method to design, produce, sell and service purpose-built electric vehicles, to support a world where cities are free from fossil fuel vehicles. Arrival’s in-house technologies enable a unique approach to producing vehicles using rapidly-scalable, local Microfactories. Arrival (Nasdaq: ARVL) is a joint stock company governed by Luxembourg law.

Forward-Looking Statements
This press release contains certain forward-looking statements within the meaning of the federal securities laws related to Arrival’s intentions regarding the dispute. Such statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are based on management’s belief or interpretation of information currently available. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Readers are cautioned not to put undue reliance on forward-looking statements as they are subject to numerous uncertainties and factors, all of which are difficult to predict and many of which are beyond Arrival’s control. Except as required by applicable law, Arrival assumes no obligation to and does not intend to update or revise these forward-looking statements after the date of this press release, whether as a result of new information, future events, or otherwise. In light of these risks and uncertainties, you should keep in mind that any event described in a forward-looking statement made in this press release or elsewhere might not occur.

Arrival Contacts:

Media
pr@arrival.com

Investors
IR@arrival.com